EXHIBIT 21

NATIONAL HOLDINGS CORPORATION

Subsidiaries of the Registrant

April 11, 2008

Subsidiary Name	State of Incorporation	Percentage of Voting Securities Owned

National Securities Corporation	Washington	100%

National Insurance Corporation	Washington	100%

National Holdings Mortgage Corporation	Washington	100%

National Group Benefits Corporation	Washington	100%

National Securities Futures Corporation	Washington	100%

National Asset Management, Inc.	Washington	100%